March 18, 2022
Via EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Melissa Kindelan Christine Dietz

Re:
Domo, Inc.
Form 10-K for the annual period ended January 31, 2021
Filed April 1, 2021
Form 10-Q for the quarterly period ended October 31, 2021
Filed December 10, 2021
Form 8-K furnished on December 2, 2021
File No. 001-38553

Dear Ms. Kindelan and Ms. Dietz:

We are responding to the comments contained in the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Bruce Felt, Chief Financial Officer of Domo, Inc. (the “Company”), dated March 1, 2022, related to the above referenced filings.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 8-K furnished on December 2, 2021

Exhibit 99.1, page 9

1.We note your response to prior comment 4. Revise to remove the adjustment for the proceeds from shares issued in connection with employee stock purchase plans from the adjusted net cash provided by (used in) operating activities non-GAAP measure. In this regard, we note that your presentation is not consistent with your GAAP operating cash flows and appears to substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, in future filings the Company will not make an adjustment to net cash provided by (used in) operating activities for proceeds from shares issued in connection with employee stock purchase plans.

2.Your calculation of free cash flow differs from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). In order to avoid potential confusion, please revise the title of your non-GAAP measure to adjusted free cash flow or something similar. Refer to Question 102.07 of the Non-GAAP Compliance and Disclosure Interpretations.

In response to the Staff’s comment, the Company will revise the title of this non-GAAP measure to adjusted free cash flow. Supplementally, the Company advises the Staff that the title of this non-GAAP measure was so revised in Exhibit 99.1 furnished with the Form 8-K filed with the Commission on March 1, 2022.

* * *

Please direct any further questions or comments to me at (801) 899-4859.

Sincerely,
/s/ Dan Stevenson
Dan Stevenson
Chief Legal Officer

cc:    Bruce Felt, Chief Financial Officer, Domo, Inc.
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